AB Funds
1345 Avenue of the Americas
New York, NY 10105

June 2, 2017

David Manion
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attention: Jacob Sandoval

Re: In the matter of the SEC Filings set forth in Appendix B hereto

Dear Mr. Manion:

Attached as Appendix A are responses to the requests made during your phone conversation with Ivy Duke of Seward & Kissel LLP on April 26, 2017.

We hereby acknowledge that (i) each Fund is responsible for the adequacy and accuracy of the disclosures in this filing ; (ii) Staff comments or changes to disclosures in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) a Fund named in this filing may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding our response, please do not hesitate to call me at 914.259.7740.

Sincerely,

/s/ Joseph Mantineo
Joseph Mantineo
Treasurer and Chief Financial
Officer of each Fund

cc:           Phil Kirstein, Senior Officer of the Funds
Mark R. Manley, AllianceBernstein L.P.
Emilie Wrapp, AllianceBernstein L.P.
Eric Freed, AllianceBernstein L.P.
Vince Noto, AllianceBernstein L.P
Steve Woetzel, AllianceBernstein L.P.
Phyllis Clarke, AllianceBernstein L.P.

Appendix A

Comment #1:
AB Select US Long/Short Portfolio
The Fund held a short position in CurrencyShares Euro Trust on 6/30/15; however, there is no prospectus disclosure about currency hedging and speculation or these particular types of investments.  Please consider adding applicable prospectus disclosure.

Response #1:
Currency hedging investments are discussed in the prospectus under "Additional Information About the Funds' Risks and Investments".  They are not discussed in the Portfolio's principal strategies, because such investments are not a principal strategy of the Portfolio.  Please also note that the currency ETF noted in the comment was the only currency hedging investment of the Portfolio as of June 30, 2016, and represented only approximately -1.7% of the Portfolio's net assets.

Comment #2:
AB New York Portfolio
It appears that the Fund invested in tender option bonds; however, there is no prospectus disclosure about these types of investments.  Please consider adding disclosure on investing in tender option bonds, similar to the disclosure of other AB Funds.  If this is not applicable, please explain what the interest amounts relate to.

Response #2:
Tender option bond transactions are discussed in the prospectus under "Additional Information About the Portfolios' Risks and Investments".  They are not discussed in the Portfolio's principal strategies, because such investments are not a principal strategy of the Portfolio.  The Portfolio had no tender option bond transactions outstanding as of May 31, 2016.

Comment #3:
General - Sector Risk
Please consider adding sector risk disclosure to the respective prospectuses for those funds with sector concentrations greater than 25% (i.e., Sanford C. Bernstein Fund, Inc. - Emerging Markets Portfolio).

Response #3:
It is the current policy of the Adviser to include "Sector Risk" as a principal risk of a fund when its financial statements indicate a concentration of more than 25% in any sector.  Therefore, the Adviser will monitor for such sector concentration in connection with future prospectus updates.

Comment #4:
AB Global Bond Fund
The AB Global Bond Portfolio had a portfolio turnover rate that exceeded 100%.  Please add portfolio turnover risk as a principal risk for those funds that have consistently had high portfolio turnover.

Response #4:
Going forward, the Portfolios will include Active Trading Risk as a principal risk when a Portfolio's portfolio turnover rate has consistently exceeded 100% in recent years.

Comment #5:
AB Multi-Asset Real Return Portfolio
The AB Multi-Asset Real Return Fund had a significant increase in the portfolio turnover rate, primarily due to the decrease in fund assets due to losses and redemptions, but the Fund also experienced a decrease in net assets, which caused the portfolio turnover rate to spike.  Please consider including a discussion of the change to the portfolio turnover rate and reasons for the increase in Management's Discussion of Fund Performance when such a trend emerges.

Response #5:
The Adviser will monitor for substantial increases in portfolio turnover, and will include a discussion of the increase and the reasons for it when it believes such disclosure is appropriate.

Comment #6:
AB Select US Long/Short Portfolio
Please explain in correspondence the differences in the reduced management fee and fee waiver pursuant to the 2/3/17 prospectus supplement and the expenses as disclosed in the 11/1/16 prospectus.  The Staff also notes that short selling and related expenses have been lowered, while "Other Expenses" have increased, and there has been an addition of Acquired Fund Fees and Expenses ("AFFE") since the 11/1/16 prospectus.

Response #6:
The supplement dated February 3, 2017 was intended to reflect the reduced advisory fee and expense limitation instituted by the Adviser as of that date.  At that time, the Portfolio's December 31, 2016 semi-annual financial statements reflected 0.08% in AFFE, and the Adviser believed that it would not be appropriate to omit this change in fees being borne by the Portfolio.  In light of these various changes, it was determined that it would also be appropriate to restate all fee table data (including "Other Expenses" and short sale-related expenses) based on the December 31 semi-annual financial statements.  The Adviser will take steps to ensure that such restatements are reflected in footnotes to the fee table as appropriate.

Comment #7:
Sanford C. Bernstein Fund, Inc. - Overlay A Portfolio, Tax-Aware Overlay A Portfolio and Tax-Aware Overlay C Portfolio
The Prospectus for these funds shows different expense ratios than in the 9/30/16 financial highlights, not including the impact of AFFE.  Please explain in correspondence these differences. In addition, actual expense caps as noted from the financial statements should be disclosed in the prospectus.

Response #7:
The expense ratios shown in the financial highlights reflect operating expenses inclusive and exclusive of AFFE waiver. The expense ratio disclosed on the prospectus for the Overlay A Portfolio and Tax Aware Overlay A Portfolio reflects the operating expense ratio of the Portfolios. This is the expense borne by a shareholder. The expense ratio noted in the prospectus for Class 2 of Tax Aware Overlay C was off by an immaterial amount of one basis point. Any separate expense limitations in place for the Portfolios apart from the waivers related to AFFE were not operative during the fiscal year and therefore not reflected in fee table footnotes.

Comment #8:
AB Limited Duration High Income Portfolio
Please explain in correspondence the reduction of gross operating expenses by approximately four basis points from the 9/30/16 financial statements to the 1/30/17 prospectus.

Response #8
The prospectus reflects a reduction of five basis points in the management fee of the Portfolio, which reduction was effective on January 1, 2017.  Because the prospectus also includes AFFE of one basis point that is not reflected in the financial statements, the net difference is four basis points.

Comment #9:
AB High Yield Portfolio
Please explain in correspondence the reasons for the difference in gross expenses as shown in the subsequent prospectus, from the significantly higher expenses reported in the 8/31/16 and 10/31/16 annual reports.  Please consider adding disclosure in the future explaining material changes in expense ratios to the prospectus as opposed to in the financial statements.

Response #9
The gross expense ratio shown in the January 30, 2017 prospectus was adjusted to remove non-recurring expenses borne by the Portfolio as a result of the acquisition by the Portfolio with AB High-Yield Portfolio, a series of The AB Pooling Portfolios.  As noted above in the response to Comment #6, the Adviser will consider adding prospectus disclosure addressing fee table adjustments.

Comment #10:
AB Municipal Income Portfolios
The Funds have disclosed that they may participate in Rule 17a-7 transactions. As these are related-party transactions, they should be disclosed in the shareholder report, including any impact to the financial statements. Please confirm whether these funds have participated in these transactions in the most recent fiscal year ended, and please add disclosure in future shareholder reports with respect to any such transactions, as applicable.

Response #10
The AB Municipal Income Portfolios did not engage in any Rule 17a-7 transactions during their most recently completed fiscal years.  The Adviser has a process in place to monitor for such transactions and to disclose them as appropriate.

Comment #11:
Sanford C. Bernstein Fund, Inc.
Please explain in correspondence what the balance sheet captions called "due from custodian" for 9/30/16 relates to.

Response #11
These captions relate to non-recurring refunds due from the Portfolios' custodian as a result of the custodian's overbilling the Portfolios during prior periods for its out-of-pocket expenses.

Comment #12:
General - Recoupment and recapture provisions
It is the Staff's position that any fee waived for expense reimbursements should occur within three years from the specific waiver or reimbursement. In addition, any recapture provision is limited to the lesser of the expense cap effective at the time of the waiver, or the expense cap effective at the time of recapture. Please confirm that the Funds' policy aligns with the Staff's position and update the disclosures in future shareholder reports and disclosure documents, as applicable.

With respect to AB Credit Long/Short Portfolio and AB High Yield Portfolio, the Staff notes that it appears that any recoupable amounts have expired (on 5/16/15 for AB Credit Long/Short Portfolio and on 7/14/15 for AB High Yield Portfolio); however, the note to the financials states that these amounts are recoupable until 10/31/18.  Please explain how this aligns with the Staff's position. If amounts are recoverable until 10/31/18, please provide a FAS 5 analysis as to why certain of these amounts should not be accrued in the financial statements.

Response #12
Registrants advised by the Adviser have previously responded in detail to the comment regarding the three-year period for recoupment.  See, for example, the response dated March 9, 2017 to the Staff's comments on post-effective amendments 221 and 222 of the registration statement of AB Cap Fund, Inc.  The Adviser continues to believe that the Registrants' current structure for recoupment complies with all applicable Commission positions and accounting pronouncements.  In addition, all applicable recoupment provisions are limited to the lesser of the expense cap in effect at the time of the waiver or the cap in effect at the time of recoupment.

Specifically as to AB Credit Long/Short Portfolio and AB High Yield Portfolio, certain waivers and reimbursements under the Portfolios' initial expense limitation agreements were made during the fiscal years ended October 31, 2015, so recoupment of these waivers/reimbursements is possible until October 31, 2018.  It should be noted that, given the asset and expense levels of these Portfolios, the Adviser has not recouped any amounts waived or reimbursed under the respective expense limitation agreements.

Comment #13:
General - Trade Error Reimbursement
Please make sure to disclose the impact to total return from any trade error reimbursements in the Financial Highlights.

Response #13:
It is the Adviser's policy to include such disclosure in the Financial Highlights when the impact is one basis point or greater, and the Adviser believes that this policy has been followed with respect to the shareholder reports reviewed by the Staff.

Comment #14:
AB Municipal Income Shares:
Please explain in correspondence why the use of third-party pricing vendors triggered 18.2% in Level 3 securities.

Response #14:
The Adviser's policy is to treat all municipal securities that are not rated by an external ratings agency as Level 3 securities.  The Portfolio had 18% in Level 3 securities as a result of this policy, not because of the use of third-party pricing vendors.  Illiquid securities constituted less than 1% of the Portfolio's net assets.

Comment #15:
AB Government Exchange Reserves
Please explain how repurchase agreements are classified as Level 1 securities.

Response #15:
The Portfolio's practice is, and has been for some time, to engage in repurchase agreement transactions mostly on an overnight term basis, fully (over) collateralized with US Government securities and with counterparties deemed to be of strong financial strength.  With these characteristics, the purchase value and the maturity value the following day can be and are frequently observed, and inputs to value are readily transparent in the repurchase rate, the collateral securities and the counterparty's credit.  Based on these factors, we view the par value of the repurchase agreement as a true exit price.

Comment #16:
Sanford C. Bernstein Fund, Inc. - Intermediate Duration Portfolio and Stanford C. Bernstein Fund II, Inc. -Intermediate Duration Institutional Portfolio
Both the Intermediate Duration Portfolio and the Intermediate Duration Institutional Portfolio hold a security, Mount Logan Re Referenced shares.  Within one of the registrants, SCB Fund I, this investment is valued using NAV as a practical expedient, whereas in the other registrant it is fair valued as a Level 3 security. Please confirm whether the trusts are governed by different accounting policies.

Response #16:
The Adviser has a standardized policy for assigning fair valuation levels to all investment securities held by the funds it advises.  In this case, a discrepancy resulted when the level of the security for the Intermediate Duration Portfolio was changed in response to an audit comment received from the independent accounting firm for that Portfolio.  The Intermediate Duration Institutional Portfolio is audited by a different independent accounting firm, and no change was made to the level of the security for that Portfolio.  The Adviser will take steps to help ensure consistency in similar circumstances.

Comment #17:
AB Credit Long/Short Portfolio
Please consider adding disclosure for the AB Credit Long/Short Portfolio about short sales, and how they are valued and any differential in methodologies applied, as opposed to long securities (such as bid versus ask, etc.)

Response #17:
Securities sold short by the Portfolio are valued in the same manner as long positions in securities.  The Adviser is considering whether any change to this approach would be appropriate, and will reflect the approach taken in the financial statement notes in future shareholder reports for the Portfolio and in future Statements of Additional Information.

Comment #18:
AB Multi-Asset Real Return Portfolio and AB Multi-Manager Alternative Strategies Fund
Please discuss in correspondence where the expenses related to the controlled foreign corporation (in particular the management fee) are located in the prospectus fee table for these funds.

Response #18:
As noted in the prospectus for each Portfolio, the controlled foreign corporations (the "Subsidiaries") pay no separate fees to the Adviser for its advisory services to the Subsidiaries; compensation for these services is included in the advisory fee paid by each Portfolio.  Accordingly, these advisory fees are included in the prospectus fee tables under "Management Fees".

Comment #19:
AB Multi-Asset Real Return Portfolio
The AB Multi-Asset Real Return Portfolio has a restriction limiting its investment in its Subsidiary to 25% of net assets.  The notes in the financial statement show an 18% investment; however, the portfolio breakdown chart on page 49 of the 8/31/16 annual report shows that the Fund has 34.3% of commodity related derivatives, which are the principal investment of the Subsidiary. Please explain this calculation, and how it relates to the investment restriction or the exposure of the 18% stated in the financial statements.

Response #19:
The portfolio breakdown chart in the August 31, 2016 annual report shows commodity derivatives exposure based on the notional amount of such derivatives, while the financial statements show the market value of these instruments.  Compliance with the 25% restriction is determined based on market value, and the market value of these instruments as of August 31, 2016 actually represented approximately -1% of the Portfolio's net assets, which when added to the other assets in the Subsidiary, such as cash and cash equivalents, equaled 18% of the Portfolio's net assets.  The Adviser believes that the use of the notional amount in the portfolio breakdown chart was appropriate, as the chart is intended to illustrate the Portfolio's exposure.

Comment #20:
Sanford C. Bernstein Fund, Inc. - Intermediate Duration Portfolio, Sanford C. Bernstein Fund II, Inc. - Intermediate Duration Institutional Portfolio, and The AB Pooling Portfolios - AB Global Core Bond Portfolio
Please confirm in correspondence that the mortgage dollar rolls noted in these Funds' annual reports are accounted for in accordance with ASC 860, as interest earned from these transactions for the first two funds is approximately 4% of gross income. The Staff notes that ASC 860 would require that these be accounted for as borrowings so that 4% is a net number.

In addition, the Staff noted that the interest expense associated with these transactions is not disclosed, including the average interest rate paid and average borrowings. Please confirm whether a cash flow analysis was performed due to these financing arrangements.

Response #20:
The proceeds from the dollar rolls entered into by these Portfolios are invested in cash equivalent securities under FASB ASC 230.  As a result, the proceeds are not considered borrowings and are not subject to the requirements of ASC 860.

Comment #21:
General - Collateral
In future shareholder reports please include disclosures regarding the collateral pledged for these transactions, rights of offset, and whether the respective Fund offsets these balances in the financial statements in accordance with ASU 2011-11, as well as generally with ASC 210 and ASC 860.

Response #21:
It is the Adviser's policy to include such disclosures in the respective funds' financial statements in accordance with ASU 2011-11, ASC 210 and ASC 860, and the Adviser believes that this policy has been followed with respect to the shareholder reports reviewed by the Staff.  In addition, see the response to Comment #20 above.

Appendix B

Fund	Fiscal Year End
AB Corporate Shares – AB Corporate Income Shares	4.30.16
AB Corporate Shares – AB Municipal Income Shares	4.30.16
AB Corporate Shares – AB Taxable Multi-Sector Income Shares	4.30.16
AB Government Exchange Reserves	4.30.16
AB Municipal Income Fund Inc. – AB High Income Municipal Portfolio	5.31.16
AB Municipal Income Fund Inc. – AB California Portfolio	5.31.16
AB Municipal Income Fund Inc. – National Portfolio	5.31.16
AB Municipal Income Fund Inc. – New York Portfolio	5.31.16
AB Municipal Income Fund II Inc. – AB Arizona Portfolio	5.31.16
AB Municipal Income Fund II Inc. – AB Massachusetts Portfolio	5.31.16
AB Municipal Income Fund II Inc. – AB Michigan Portfolio	5.31.16
AB Municipal Income Fund II Inc. – AB Minnesota Portfolio	5.31.16
AB Municipal Income Fund II Inc. – AB New Jersey Portfolio	5.31.16
AB Municipal Income Fund II Inc. – AB Ohio Portfolio	5.31.16
AB Municipal Income Fund II Inc. – AB Pennsylvania Portfolio	5.31.16
AB Municipal Income Fund II Inc. – AB Virginia Portfolio	5.31.16
AB Cap Fund, Inc. – AB Multi-Manager Alternative Strategies Fund	5.31.16
AB Cap Fund, Inc. – AB Long/Short Multi-Manager Fund	5.31.16
AB Cap Fund, Inc. – AB Concentrated Growth Fund	6.30.16
AB Cap Fund, Inc. – AB Global Core Equity Portfolio	6.30.16
AB Cap Fund, Inc. – AB Select US Equity Portfolio	6.30.16
AB Cap Fund, Inc. – AB Select US Long/Short Portfolio	6.30.16
AB Cap Fund, Inc. – AB Concentrated International Growth Portfolio	6.30.16
AB Cap Fund, Inc. – AB International Strategic Core Portfolio	6.30.16
AB Cap Fund, Inc. – AB Emerging Markets Core Portfolio	6.30.16
AB Cap Fund, Inc. – AB Emerging Markets Growth Portfolio	6.30.16
AB Cap Fund, Inc. – AB Multi-Manager Select Retirement Allocation Fund	7.31.16
AB Cap Fund, Inc. – AB Multi-Manager Select 2010 Fund	7.31.16
AB Cap Fund, Inc. – AB Multi-Manager Select 2015 Fund	7.31.16
AB Cap Fund, Inc. – AB Multi-Manager Select 2020 Fund	7.31.16
AB Cap Fund, Inc. – AB Multi-Manager Select 2025 Fund	7.31.16
AB Cap Fund, Inc. – AB Multi-Manager Select 2030 Fund	7.31.16
AB Cap Fund, Inc. – AB Multi-Manager Select 2035 Fund	7.31.16
AB Cap Fund, Inc. – AB Multi-Manager Select 2040 Fund	7.31.16
AB Cap Fund, Inc. – AB Multi-Manager Select 2045 Fund	7.31.16
AB Cap Fund, Inc. – AB Multi-Manager Select 2050 Fund	7.31.16
AB Cap Fund, Inc. – AB Multi-Manager Select 2055 Fund	7.31.16
The AB Pooling Portfolios – AB Bond Inflation Protection Portfolio	8.31.16
The AB Pooling Portfolios – AB Global Core Bond Portfolio	8.31.16
The AB Pooling Portfolios – AB International Growth Portfolio	8.31.16
The AB Pooling Portfolios – AB International Value Portfolio	8.31.16
The AB Pooling Portfolios – AB Multi-Asset Real Return Portfolio	8.31.16
The AB Pooling Portfolios – AB Short Duration Bond Portfolio	8.31.16
The AB Pooling Portfolios – AB Small-Mid Cap Growth Portfolio	8.31.16
The AB Pooling Portfolios – AB Small-Mid Cap Value Portfolio	8.31.16
The AB Pooling Portfolios – AB U.S. Large Cap Growth Portfolio	8.31.16
The AB Pooling Portfolios – AB U.S. Value Portfolio	8.31.16
The AB Pooling Portfolios – AB Volatility Management Portfolio	8.31.16
AB Global Bond Fund	9.30.16
AB Bond Fund, Inc. – AB Limited Duration High Income Portfolio	9.30.16
Sanford C. Bernstein Fund, Inc. – Intermediate Duration Portfolio	9.30.16
Sanford C. Bernstein Fund, Inc. – Overlay A Portfolio	9.30.16
Sanford C. Bernstein Fund, Inc. – Tax-Aware Overlay A Portfolio	9.30.16
Sanford C. Bernstein Fund, Inc. – Tax-Aware Overlay C Portfolio	9.30.16
Sanford C. Bernstein Fund II, Inc. – Intermediate Duration Institutional Portfolio	9.30.16
AB Bond Fund, Inc. – AB Credit Long/Short Portfolio	10.31.16
AB Bond Fund, Inc. – AB High Yield Portfolio	10.31.16
AB Bond Fund, Inc. – AB Tax-Aware Fixed Income Portfolio	10.31.16
Alliance California Municipal Income Fund	10.31.16
AllianceBernstein National Municipal Income Fund	10.31.16